# Nasdaq Regulation

**Nasdaq**

**Eun Ah Choi**
Vice President, Listing Qualifications
Deputy General Counsel

January 24, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 21, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Keyarch Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary Share, par value $0.0001, one right and one-half of one redeemable Warrant
Class A ordinary shares included as part of the units
Rights, included as part of the units, each entitling the holder to receive one-tenth of one Class A Ordinary Share
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price $11.50

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*